PROSPECTUS SUPPLEMENT                 Filed pursuant to Rules 424(b)(5) and (c)
To Prospectus Dated February 23, 1996                 Registration No. 333-1189

                                   $82,500,000

                               TELXON CORPORATION

                 5 3/4% Convertible Subordinated Notes Due 2003
                                       and
                                    Shares of
                                  Common Stock
                        Issuable Upon Conversion Thereof

                              --------------------

         This Prospectus Supplement ("Supplement") covers the resales by Bond Fund Series Oppenheimer Bond Fund for Growth ("Oppenheimer") (the "Selling Securityholder"), as principal, of up to $2,250,000 aggregate principal amount of 5 3/4% Convertible Subordinated Notes due 2003 (the "Notes") of Telxon Corporation, a Delaware corporation (the "Company"). The Notes were issued in a private placement on December 12, 1995 (the "Debt Offering") and subsequently registered, together with up to 3,000,000 shares of the Common Stock, par value $.01 per share (the "Common Stock"), of the Company which are initially issuable upon the conversion of the Notes (the "Conversion Shares"), for resale from time to time by the holders thereof pursuant to Registration No. 333-1189 (the "Registration Statement"). This Supplement should be read in conjunction with the Prospectus, dated February 23, 1996 (the "Prospectus"), to be delivered with this Supplement. All capitalized terms used but not defined in this Supplement shall have the meanings given them in the Prospectus.

         Based on information provided to the Company, the total amount of Notes that are owned and may be offered by Oppenheimer is $7,000,000, of which Oppenheimer will sell $2,250,000 pursuant to this Supplement. Additional selling securityholders or other information concerning the Selling Securityholder may be set forth from time to time in additional prospectus supplements. The total outstanding aggregate principal amount of Notes is $82,500,000.

         The Notes are unsecured and subordinated to all existing and future Senior Indebtedness and are effectively subordinated to all existing and future indebtedness and other liabilities of subsidiaries of the Company. At September 30, 1996, the Company had approximately $32.0 million of outstanding indebtedness constituting Senior Indebtedness and the subsidiaries of the Company had approximately $33.4 million of outstanding indebtedness and other liabilities (excluding intercompany liabilities and approximately $1.0 million in subsidiaries' notes and letters of credit guaranteed by the Company which are included in the amount of Senior Indebtedness) to which the Notes were effectively subordinated. The Indenture contains no limitations on the incurrence of additional indebtedness or other liabilities by the Company and its subsidiaries. See "Description of Notes-Subordination of Notes" in the Prospectus. The Notes are convertible into Common Stock at the option of the holder at any time after February 10, 1996 and at or before maturity, unless previously redeemed, at a conversion price of $27.50 per share (equivalent to a conversion rate of approximately 36.36 shares per $1,000 principal amount of Notes), subject to adjustment in certain events. See "Description of Notes-Conversion of Notes" in the Prospectus. The Notes are redeemable at the Company's option at any time on or after January 5, 1999, as a whole or, from time to time, in part, at prices (expressed as percentages of the principal amount), together with accrued interest at prices ranging from 103.2857% during 1999 to 100.8214% during 2002. Additionally, in the event any Repurchase Event (as defined) occurs, each holder of Notes may require the Company to repurchase all or any part of the holder's Notes at 100% of the principal amount thereof plus accrued interest to the repurchase date. See "Description of Notes-Repurchase at Option of Holders Upon Repurchase Event" in the Prospectus. Interest is payable semiannually on January 1 and July 1 of each year at 5 3/4% per annum commencing July 1, 1996. See "Description of Notes General" in the Prospectus.

         Following their original issuance by the Company, the Notes have been resold by the initial and subsequent purchasers thereof to qualified institutional buyers in transactions exempt from registration under Rule 144A under the Securities Act. Prior to this offering, there has been no public market for the Notes. However, the Notes are eligible for trading in the Private Offerings, Resales and Trading through Automated Linkages ("PORTAL") Market. Notes sold pursuant to the Registration Statement (including those covered by this Supplement) will no longer be eligible for trading in the PORTAL Market. The Conversion Shares have been authorized for listing on the NASDAQ National Market ("NNM") upon official notice of issuance. The Company's Common Stock is traded on the NNM under the symbol TLXN. On September 30, 1996, the Company had 16,099,952 shares of issued and outstanding Common Stock, and on November 1, 1996, the last reported sale price of the Common Stock on the NNM was $11.25 per share.

         Selling securityholders may offer Notes or Conversion Shares from time to time to purchasers directly or through underwriters, dealers or agents. Such Notes or Conversion Shares may be sold at market prices prevailing at the time of sale or at negotiated prices. Each selling securityholder will be responsible for payment of any and all commissions to brokers, which will be negotiated on an individual basis.

         The Company will not receive any of the proceeds from the sale of any of the Notes or Conversion Shares by the Selling Securityholders. Expenses of preparing and filing the Registration Statement, the Prospectus, this Supplement and all other prospectus supplements are borne by the Company.

         SEE "RISK FACTORS" BEGINNING ON PAGE 11 OF THE PROSPECTUS AND THE COMPANY'S FILINGS MADE WITH THE SECURITIES AND EXCHANGE COMMISSION SUBSEQUENT TO THE DATE OF THE PROSPECTUS AND INCORPORATED BY REFERENCE THEREIN FOR A DISCUSSION OF CERTAIN FACTORS WHICH PROSPECTIVE INVESTORS SHOULD CONSIDER PRIOR TO AN INVESTMENT IN THE NOTES OR CONVERSION SHARES. ALSO, SEE THE COMPANY'S CURRENT REPORTS ON FORM 8-K, DATED AUGUST 5, 1996 ("FIRST REPORT"), AUGUST 16, 1996 ("SECOND REPORT") AND OCTOBER 18 , 1996 ("THIRD REPORT") FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 6, 1996, OCTOBER 15, 1996 AND OCTOBER 23, 1996, RESPECTIVELY, WHICH ARE INCORPORATED HEREIN BY REFERENCE FOR
(I) RELATIVE TO THE FIRST REPORT, A DISCUSSION RELATING TO THE AMENDMENT AND RESTATEMENT OF THE COMPANY'S STOCKHOLDER'S RIGHTS AGREEMENT ORIGINALLY ADOPTED BY THE BOARD OF DIRECTORS ON AUGUST 25, 1987 AND AMENDED AND RESTATED AS OF JULY 31, 1996; (II) RELATIVE TO THE SECOND REPORT, A DISCUSSION RELATING TO AMENDMENTS TO THE COMPANY'S (A) PRIMARY CREDIT FACILITY WITH THE BANK OF NEW YORK, AS AGENT FOR AN EIGHT-BANK LENDING GROUP, AND (B) SUPPLEMENTAL CREDIT FACILITY WITH BANK ONE, AKRON, NA; AND (III) RELATIVE TO THE THIRD REPORT, A DISCUSSION RELATING TO THE COMPANY'S FINANCIAL RESULTS FOR ITS FISCAL QUARTER ENDED SEPTEMBER 30, 1996 AND ONGOING COST REDUCTION AND EFFICIENCY IMPROVEMENT STRATEGIES.

                                 --------------

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR
           ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
             ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.

         THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON
                                       OR
            ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION
                          TO THE CONTRARY IS UNLAWFUL.

                                 --------------

           The date of this Prospectus Supplement is November 4, 1996



                                       3